Global Alpha Code of Ethics

1.	GAC Standard of Personal Conduct

Under Rule 204A-1 under the Advisers Act, registered investment advisers are required to adopt a Code of Ethics which sets forth the ethical and fiduciary principles and related compliance requirements under which the Firm the firm must operate and the procedures for implementing those principles. In addition, Rule 204A-1 imposes specific requirements that must be found in the Code of Ethics.

1.1	Introduction

1.1.1	Application

The standards of conduct set out in this policy apply to all directors, officers, partners and employees of GAC (the “Personnel”), including the spouse, children, significant others or other family members for which Personnel derive a direct or indirect pecuniary interest.

1.1.2	Purpose

GAC rules relating to personal investing are designed to prevent potential conflicts of interest and the appearance of conflicts of interest with respect to Personnel’s personal transactions. These standards require that Personnel conduct their investment activities by exercising good judgment to achieve and maintain independence and objectivity that is unaffected by any potential conflict of interest.

1.1.3	Requirements

Personnel are required to place their fiduciary obligation to GAC clients first in all dealings and not benefit from positions that GAC clients occupy in the marketplace.

1.1.4	Duties

Personnel have a duty to put the interests of GAC clients and the integrity of GAC over and above their own self interests. They must conduct their investment activities by exercising good judgment to achieve and maintain independence and objectivity that is unaffected by any potential conflict of interest or circumstance that may adversely affect their judgment.

1.1.5	Rationale

The long-term success of GAC and its excellent reputation depend on public and client confidence that Personnel are adhering to the highest possible ethical and professional standards.

1.1.6	Corporate Investments

GAC does not purchase any securities that would put it in non-compliance with conflict of interest rules.

1.2	Personal Investing

This policy is subject to ongoing review and modification to ensure that it suits the regulatory and business developments affecting the firm. The Chief Compliance Officer is responsible for monitoring on-going compliance with this policy and will report any violations to the Board of Directors.

1.3	Applicability

Restrictions in this Section apply to accounts:

i.	registered in your name;

ii.	for which you are able to, directly or indirectly, exercise investment or voting control;

iii.	in which you have a beneficial interest.

You have a beneficial interest in an account if you are in a position to receive benefits comparable to ownership benefits (through family relationship, understanding, agreement or by other arrangement) or you have the ability to gain ownership, either immediately or at some future time.

You are considered to have a beneficial interest in accounts:

i.	registered in your name;

ii.	held by your spouse (or equivalent) or other family member living in the same household;

iii.	held by a corporation, partnership or other entity controlled by you;

iv.	held in trust for you or those listed above, unless (i) the trustee is someone other than those listed above and (ii) you are not able to, directly or indirectly, exercise investment or voting control over the account; and

v.	held by an investment club, of which you or those listed above are a member.

1.4	Confidentiality Agreement

All employees are required to sign a confidentiality agreement, to be kept in their personnel file (see Section 2.8), in which they agree not to disclose any confidential or proprietary investment related information to outside parties, other than in the normal course of their duties for the firm.

1.5	Ban on Participation in Equity IPOs

Personnel are prohibited from participation in an initial public offering (“IPO”) of equity or equity-related securities or any secondary issues of any Issuer. This restriction is designed to circumvent any perceived or potential conflicts of interest or appearances of appropriating an attractive investment opportunity from clients for personal gain or any appearance that the investment opportunity is bestowed as an incentive to make future investment decisions for the benefit of the party making the opportunity available.

1.6	Ban on Participation in Private Placements

Personnel are prohibited from participation in private placements of any Issuer. Personnel should not be involved in private placement transactions to avoid the appearance or any perception that they might be favors or gifts designed to influence future judgment or to reward past business deals.

1.7	Restricted Securities

Personnel are banned from trading in any securities of companies forming part of the GAC portfolio of investments, as well as any security within the GAC investable universe (i.e. securities with a market cap of less than US$7 billion).

Upon commencement of employment, personnel are to provide the Chief Compliance Officer with a complete list of the securities for all of their accounts covered by this Policy, including the name of securities and the number of shares held. If new personnel, their spouse (or equivalent), or other family member living in the same household have a beneficial interest in any restricted securities, those securities will be subject to the restrictions of this policy.

Exceptions may be granted to personnel who are hired at a time when they hold restricted securities in their personal portfolios at the discretion of the Chief Compliance Officer and two directors of the firm, but only in situations where the personal interest of the employee does not conflict with the interests of GAC clients.

1.8	Pre-clearance Procedures

Pre-clearance procedures require the approval of the Chief Compliance Officer and are designed to identify possible conflicts. Personal trades will only be approved if the Chief Compliance Officer is satisfied that they will not conflict with the best interests of our clients and have not been offered to you because of your position in GAC.

Approval of all personal trades must be obtained in writing, prior to their execution, with the following exceptions:

The following securities are exempt from the pre-clearance procedures:

i.	open-end mutual funds; (other than those advised by GAC);

ii.	securities issued by the Government of Canada; or the government of any province in Canada; and

iii.	securities issued by the Government of the United States, or the government of any state In the United States.

Approval for trades shall be valid for a period of one day unless the Chief Compliance Officer designates a shorter period.

1.9	Insider Trading Prohibited

Under the securities laws of Ontario and most other jurisdictions, any trading by Personnel making use of specific confidential information that has not been disclosed, and if known by the public, might materially affect the value of the security, attracts civil and criminal liability.

i.	Personnel shall not trade while in possession of, or communicate, material non-public information in breach of a duty, or if the information is misappropriated.

ii.	If Personnel acquire material non-public information as a result of a special or confidential relationship, they shall not communicate the information (other than within the relationship) or take investment action on the basis of such information.

iii.	If Personnel are not in a special or confidential relationship, they shall not communicate or act on material non-public information if they know, or should have known, that the information was misappropriated or that disclosure would result in a breach of a duty.

1.9.2	Material Non-Public Information Procedures

In the event a director, officer or employee becomes aware of material, non-public information about any security or issuer, that information is to be reported as soon as possible to the Chief Compliance Officer.

If an Employee believes that he or she is in possession of information that is material and non-public, or has questions as to whether information is material and non-public, he or she should take the following steps:

Report the matter immediately to the Chief Compliance Officer, who will document the matter.

Refrain from purchasing or selling the securities on behalf of himself or herself or others.

Refrain from communicating the information inside or outside the firm other than to the Chief Compliance Officer.

In situations where it is unclear whether the information is material or non-public, the Chief Compliance Officer will discuss the issue with the CIO, or CCLFG General Counsel.

If the Chief Compliance Officer determines that an Employee is in possession of material non-public information, he or she will issue a notice to Portfolio Managers and Traders to cease trading in the security and a restriction will be added to the trade order management and personal trading systems. All decisions about whether to restrict a security, or remove a security from restriction, will be made by the Chief Compliance Officer. Restrictions on such securities also extend to options, rights and warrants relating to such securities.

The Chief Compliance Officer will meet with any portfolio managers whose portfolios may be impacted by the trading restriction to determine a course of action while the firm is in possession of material, non-public information. Restrictions on trading the security or issuer will depend upon a variety of factors including:

1. the nature of the material change;

2. the markets affected;

3. the type of trading (i.e. program trading); and

4. the reason for trading (i.e. client cash flow requirements or trades necessary to remain compliant with client constraints).

Once the information has become public or confirmed to be no longer valid or material, Chief Compliance Officer will remove the restriction in the trade order management and personal trading systems and will inform the Portfolio Managers and Traders that the trading restriction has been removed

The Chief Compliance Officer will maintain a list of restricted issuers or securities where GAC has imposed an insider trading restriction.

1.10	Personal Trading Policy Confidentiality Agreement

(This certification is required of all personnel at the commencement of their employment and in modified form on an annual basis, to confirm compliance with the Personal Investing policy during the year then ended.)

I confirm that I have read and understand GAC’s Standards of Personal Conduct, which incorporate the above Personal Investing policy, as well as the policy below on Reporting Requirements, Sections III, and will comply with the established policies. I also confirm that I have read and understand Section IV, Breach of Personal Investing and Reporting Policy. In keeping with these policies, I will not disclose any confidential or proprietary investment related information to outside parties, other than in the normal course of my duties for the firm.

Name	Date

Signature

Reporting Requirements

1.10.1	Duplicate Statements and Trade Confirmations

All personnel who have trades subject to the Personal Investing Policy must instruct their dealer or broker to provide GAC with duplicate copies of all statements for all accounts covered by the policy, on a timely basis. The copies should be sent directly to GAC, to the attention of the CCLFG Legal and Compliance team.

1.10.2	Quarterly Personal Trading Reports and Holdings Reporting

All personal trading (other than the exceptions noted in Section 8.8 (i) to (iii)) shall be reported to the Chief Compliance Officer in a timely manner and in any event, a report should be completed within 30 days of the end of each quarter of each calendar year. In addition, if any new brokerages accounts are established during a calendar quarter, personnel must report the establishment of the account and the name of the broker-dealer or bank within 30 days of the end of each calendar quarter.

Rule 204A-1 under the Advisers Act requires in effect that all “access persons” report their transactions and holdings periodically to the Chief Compliance Officer and that the adviser review these reports. The rule requires that access persons must submit a securities holdings report: (i) no later than 10 days after you become an access person; and (ii) at least once each 12-month period thereafter on within 45 days of year end.

1.10.3	Additional Disclosure Requirements

Ownership in equity securities (shares) in private companies that become Reporting Issuers must be disclosed in writing to the Chief Compliance Officer immediately upon that company “going public”.

i.	Personnel shall disclose to the Chief Compliance Officer all matters, including beneficial ownership of securities or other investments, that reasonably could be expected to interfere with their duty to GAC and its clients or with their ability to make unbiased and objective decisions or recommendations.

ii.	Subject to the provisions of Section 4.2, Personnel shall disclose to the Chief Compliance Officer in writing all monetary compensation including, but not limited to, Director’s fees or other benefits that they receive for their services that are in addition to compensation or benefits conferred by GAC.

1.10.4	Changes to Registration Information

In order to be compliant with regulation 33-109, GAC has adopted a policy whereby the regulator is notified of all changes, including but not limited to, any change of: business location, auditor, financial year-end, termination of an employment, partner or agency relationship with a registered individual, or termination of a relationship with a permitted individual by the firm within the prescribed time period for such change. As such, whenever the firm’s registration information under Form 33-109F6 is changed, a Form 33-109F5 Notice of Change is filed with the regulators within the prescribed period. Upon instruction from the Chief Compliance Officer, the Form 33-109F5 is produced by CCLFG Legal and Compliance team, identifying the section of the Form 33-109F6 that is being changed. The Form 33 -109F5 is filed via email with the principal regulator.

1.10.5	Delivering Financial Information

GAC is registered as a Portfolio Manager and Investment Fund Manager and accordingly in order to be compliant with NI 31-103 Part 12, GAC is required to deliver to the AMF its annual and interim financial statements, completed 31-103F1 Calculation of Excess Working Capital as at the end of the financial year and at the end of each interim period and a completed Form 31-103F4 Net Asset Value Adjustments all within the prescribed periods as set out in National Instrument 31-103.

Annual financial statements and working capital reports are delivered to the AMF within 90 days of year end. Interim financial statements and working capital reports are delivered to the AMF within 30 days of quarter end. The reports are prepared by the Accounting department of CCLFG. The reports are approved and signed by two senior officers or directors of GAC.

1.11	Personal Benefits

1.11.1	Gifts and Entertainment

In general, personnel should not accept any gift or gratuity from an issuer of securities, a broker or anyone doing business with GAC or any of the affiliates or associates of GAC. This standard does not preclude customary, ordinary, business-related entertainment. In keeping with the duty of loyalty to clients, this restriction preserves independence and objectivity when making decisions that affect investment portfolios. Specific guidelines are as follows:

i.	Personal gifts are discouraged and may not be accepted if an individual gift or a series of gifts over the course of a year exceed $100 Cdn in value.

ii.	Entertainment, including business meals, should not be repetitive or extravagant. To the extent the market value of entertainment is expected to exceed $250 Cdn,

the employee must seek permission from a director of the firm. In certain cases, the employee will be required to make some form of reimbursement to the hosting company.

iii.	Tickets to events are only considered “entertainment” if a representative from the hosting firm accompanies the GAC employee. Otherwise, the ticket is considered a gift and is subject to the dollar limit on gifts. Tickets received as “gifts” are discouraged.

Additionally, the acceptance of cash gifts (including gift certificates and pre-paid credit cards), securities or loans are strictly prohibited.

On a quarterly basis, all employees are required to report all gifts and entertainment in excess of $100 Cdn, received from an issuer of securities, a broker or anyone doing business with GAC or any of the affiliates or associates of GAC.

GAC may provide gifts or entertainment to clients, service providers, brokers, etc., as long as the value is reasonable, and such gift or entertainment does not give rise to an actual or perceived material conflict of interest. It should also be noted that GAC prohibits the offering, giving, soliciting or the acceptance of any bribe in whatever form to or from any person or company by any employee, contractor, consultant, agent or other person for whatever reason. Personnel should obtain pre-approval in advance of providing any gift or entertainment, including meals, to any domestic or foreign public official or representative, representing an entity which is not an existing client.

1.12	ERISA Considerations.

ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. In addition, many public employee benefit plans are subject to similar restrictions. Employees should never offer gifts, entertainment, or other favors for the purpose of influencing the ERISA Client or prospective Client decision-making. Similarly, Employees should not accept gifts, entertainment, or other favors offered by others who wish to do business with the firm or its Clients.

1.13	Gratuities to Foreign Officials.

The Foreign Corrupt Practices Act prohibits the giving of anything of value to foreign officials and foreign political parties, their officials and their candidates for office. See “Pay-to-Play Arrangements and Foreign Corrupt Practices” below.

1.14	Duties to Employer

Personnel shall not undertake independent practice or outside employment which could result in compensation or other benefit in competition with GAC unless written consent is obtained from the Board of Directors of GAC.

1.15	Breach of Personal Investing and Reporting Policy

Personnel must report to the Chief Compliance Officer any violations of the Policy which come to their attention. If personnel breach any of the provisions of the Policy, knowingly or unknowingly, they may be issued a written warning, have their employment responsibilities revised, be required to forfeit any related trading profits, be suspended or be terminated. They may face additional consequences under securities laws.

1.16	Relationships with Others

1.16.1	Service of Directors

Personnel are not allowed to serve as directors of Reporting Issuers without prior approval of the Board of Directors of GAC and subsequent disclosure to clients of GAC.

1.16.2	Preservation of Confidentiality

Personnel shall preserve the confidentiality of information communicated by GAC clients concerning matters within the scope of the confidential relationship, unless he/she receives information concerning illegal activities on the part of the client.

1.16.3	Maintenance of Independence and Objectivity

Personnel, in relationships and contacts with an issuer of securities, whether individually or as a member of a group, shall use particular care and good judgment to achieve and maintain independence and objectivity.

1.16.4	Fiduciary Duties

Personnel should always strive to act honestly, fairly and in the best interests of GAC and its clients.

1.16.5	Misconduct

Personnel shall not commit any act that materially reflects adversely on a person’s honesty, trustworthiness, or fitness for registration under the applicable securities regulation.

1.16.6	Dismissal

Non-compliance with this policy shall be considered cause for dismissal.

1.17	Dissemination of Policy

1.17.1	New Employees

This policy shall form part of the material given by GAC to all Personnel joining the firm.

1.17.2	Amendments

Any and all amendments or revisions to this policy will be highlighted and provided forthwith to all Personnel.

1.17.3	Clients of GAC

A copy of this policy will be provided by GAC to any of its clients on a confidential basis, upon request.

1.18	Alcohol and drug abuse policy

The firm is concerned about the use of alcohol, illegal drugs, and controlled substances as they affect the workplace. Use of these substances, whether on or off the job, can adversely affect an employee’s work performance, efficiency, safety, and health, and therefore seriously impair the employee’s value to the firm. In addition, the use or possession of these substances on the job constitutes a potential danger to the welfare and safety of other employees and exposes the firm to the risks of property loss or damage, or injury to other persons.

As a condition of employment, the firm requires each employee to abide by the terms of this policy and notify it of any criminal drug statute conviction for a violation occurring in the workplace within five days of such conviction. Each employee will be provided a copy of this policy and will be required to sign the acknowledgment at the bottom.

Standards of Conduct

The following rules and standards of conduct apply to all employees either on GAC property or during the workday (including meals and rest periods). The following are strictly prohibited by the firm:

–	possession or use of alcohol, or being under the influence of alcohol while on the job;

–	distribution, dispensation, sale, or purchase of an illegal or controlled substance while on the job; and

–	unlawful manufacture, possession, or use of a controlled substance, or being under the

Violation of the above rules and standards of conduct shall result in disciplinary action, up to and including termination. The firm also may bring the matter to the attention of appropriate law enforcement authorities.

The firm is dedicated to educating its employees of the dangers and consequences of workplace drug abuse. CCLFG supports employees who are addicted to drugs or alcohol by providing counselling services through the Employee Assistance Program. The firm’s program will be an ongoing educational effort to prevent and eliminate drug and alcohol abuse that may affect the workplace. The Drug-Free Awareness program will inform employees about: (1) the dangers of alcohol and drug abuse in the workplace; (2) the firm’s policy of maintaining a drug-free workplace; (3) the availability of drug and/or alcohol counseling for employees who voluntarily seek such assistance; and (4) the penalties that GAC will impose for alcohol and drug abuse violations.

Enforcement

In order to enforce this policy as well as other GAC policies, the firm reserves the right to conduct searches of GAC property or employees and/or their personal property, including but not limited to lockers, packages, purses, backpacks and other personal property brought onto GAC premises. The firm also reserves the right to implement other measures necessary to deter and detect abuse of this policy. A request to search is not indicative of individualized suspicion.

An employee’s conviction on a charge of illegal sale or possession of any controlled substance while off GAC property will not be tolerated because such conduct, even though off duty, reflects adversely on the firm. In addition, GAC must keep people who sell or possess controlled substances off GAC premises in order to keep the controlled substances themselves off the premises.

An employee is subject to disciplinary action, up to and including termination, if the employee works while impaired by a prescription or over-the-counter drug and that impairment affects the employee’s ability to safely perform the job, or affects the safety or well-being of others. Notwithstanding the foregoing, the firm will make reasonable accommodations for the known physical or mental limitations of an otherwise qualified individual with a disability, unless undue hardship would result.

Treatment and Rehabilitation

The firm will encourage and reasonably accommodate employees with chemical dependencies (alcohol or drug) to seek treatment and/or rehabilitation. To this end, employees desiring such assistance should request a treatment or rehabilitation leave. The firm is not obligated, however, to continue to employ any person whose performance of essential job duties is impaired because of drug or alcohol use, nor is the firm obligated to re-employ any person who has participated in treatment and/or rehabilitation if that person’s job performance remains impaired as a result of dependency. Additionally, employees who are given the opportunity to seek treatment and/or rehabilitation, but fail to successfully overcome their dependency or problem, will not automatically be given a second opportunity to seek treatment and/or rehabilitation. This policy on treatment and rehabilitation is not intended to affect the firm’s treatment of employees who violate the regulations described above. Rather, rehabilitation is an option for an employee who acknowledges a chemical dependency and voluntarily seeks treatment to end that dependency. An employee with a chemical dependency who is not seeking treatment is not qualified as a disabled individual under applicable state and federal law.

ACKNOWLEDGMENT AND AGREEMENT REGARDING THE GAC’S ALCOHOL AND DRUG ABUSE POLICY

I have carefully and thoroughly read the Company’s Alcohol and Drug Abuse Policy. I agree, without reservation, to abide by the terms of that policy. I further agree to notify the Company of any conviction for any criminal drug statute violation occurring in the workplace no later than five days after such conviction. I understand that abiding with the terms of this Alcohol and Drug Abuse Policy and notifying the Company of workplace-related drug convictions are conditions of my employment. I understand that any violation of the policy will result in disciplinary action, up to and including immediate termination.

Date:

Employee’s Name (Printed)

Employee’s Signature